January 11, 2008

Via Edgar and Facsimile

Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities Exchange and Commission

100 F Street N.E.

Washington, DC 20549

Re:	CV Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for quarterly period ended September 30, 2007

File No. 0-21643

Dear Mr. Rosenberg:

This letter sets forth the responses of CV Therapeutics, Inc. (“CV Therapeutics”, “we”, “our” or “us”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 6, 2007. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

1.	You disclose that three wholesale distributors individually comprised 40%, 34%, and 19%, respectively, of Ranexa gross product sales during 2006. Please provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements and that they are not required to be filed as exhibits. Please also confirm to us that these are the three companies named in the risk factor on page 32.

CV Therapeutics respectfully advises the Staff that the three (3) wholesale distributors that individually comprised forty percent (40%), thirty four percent (34%), and nineteen percent (19%) of gross product sales of our only approved product, Ranexa® (ranolazine extended-release tablets), during 2006 are McKesson Corporation, Cardinal Health, Inc. and AmerisourceBergen Corporation, respectively, and confirms to the Staff that these are the three companies named in the risk factor on page 32.

CV Therapeutics has determined that the agreements with these companies are not required to be filed as exhibits because they were entered into in the ordinary course of business and because our business is not substantially dependent on any of these agreements. CV Therapeutics respectfully advises the Staff that these types of agreements are entered into in the ordinary course of business in the pharmaceutical industry. We believe that if one of these agreements were to be cancelled or sales under any one of these agreements were significantly reduced, we could replace such agreement or sales volume by increasing product sales to one or more other wholesalers, including one or more of the other two major wholesalers (all of whom operate nation-wide), and/or by entering into additional arrangements with regional wholesaler distributors.

CV Therapeutics, Inc.  |  3172 Porter Drive  Palo Alto, CA 94304  |  Tel 650.384.8500    Fax 650.858.0390  |  www.cvt.com

2.	You disclose that you estimate product returns based on industry trends for other products with similar characteristics and similar return policies. Since your product sales relate to the sale of your Ranexa product and you disclose on page 6 that Ranexa represents the first new pharmaceutical approach to treat angina in the United States in more than 20 years please tell us and disclose why you believe you have met the conditions of paragraphs 6 and 8 from SFAS No. 48, such that you recognize revenue at the time of shipment to wholesalers. In your response, please also address the “other factors” conditions provided by the Staff within SAB Topic No. 13(A)(4)(b).

CV Therapeutics advises the Staff that we believe that our recognition of revenue for our Ranexa product at the time of shipment to wholesalers meets the conditions of Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right-of-Return Exists (SFAS 48) and SAB Topic 13(a)(4)(b).

The following is our detailed assessment of the conditions of SFAS 48 paragraph 6:

a) The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

The price of our product to our customers is substantially fixed or determinable at the date of sale. CV Therapeutics has written agreements and binding purchase orders with wholesale distributors to purchase and distribute Ranexa based on a price which is substantially fixed or determinable at the date of sale. Contractual adjustments to price such as cash discounts and distributor discounts are subject to contractual terms that are fixed at the time the shipment to wholesaler distributors is made. We also pay rebates based upon definitive contractual agreements or legal requirements after the final dispensing of the product by a pharmacy, clinic or hospital to a medical benefit plan participant. The amount of these rebates are substantially fixed or determinable in the period in which the shipments to the wholesaler distributors are made. The cash discount, distributor discount, and rebates are recognized in the same period the related revenue is recognized, resulting in a reduction to product sales revenue. As disclosed starting on page 8 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, adjustments to these estimates have not been material.

b) The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

CV Therapeutics’s written agreements and binding purchase orders with each wholesaler distributor of our product obligate these customers to pay CV Therapeutics at specified payment terms, usually within 30 days of invoice date, which are typical in the pharmaceutical industry.

Historically, our customers have paid us within this specified payment term. The wholesalers’ obligation to pay us is not contingent on their resale of the product.

c) The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

CV Therapeutics’ written agreements and binding purchase orders with each wholesaler distributor of our Ranexa product provide that the title transfers to the buyer upon CV Therapeutics’s delivery of Ranexa product to a third party carrier. When title transfers to the buyer upon delivery, the risks of ownership pass to the wholesaler distributor customers.

For the brief period of time between CV Therapeutics’s delivery of Ranexa to a third party carrier and the delivery at the warehouse destination specified by the wholesaler, CV Therapeutics acts as agent to the buyer, and maintains insurance with the wholesaler distributors as named insured against the risk of loss, physical destruction or damage to the wholesaler’s Ranexa product (since title already transferred) until the shipped Ranexa product is received at the destination specified by the wholesaler distributor. The wholesaler distributor’s obligation to pay us for the Ranexa product is not changed in the event of theft or physical destruction or damage to the product, once title to the product has passed to the wholesaler distributor.

d) The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

We assess each potential customer’s creditworthiness prior to any shipment of our Ranexa product to that party. All of our customers are Healthcare Distribution and Manufacturing Association (“HDMA”) approved wholesale distributors, who sell to a variety of outlets where patients access their prescriptions, including but not limited to retail pharmacies, mail order pharmacies, managed care organizations, pharmaceutical benefit managers, hospitals, nursing homes and government entities. We also periodically monitor the credit standing of our existing customers. As such, we believe our wholesaler distributors have economic substance apart from that provided by us. Furthermore, we typically receive payments from our customers within 30 days of the invoice date and we have not incurred any bad debt losses to date.

e) The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

We do not have obligations for future performance to bring about resale of the product by the buyer.

f) The amount of future returns can be reasonably estimated (SFAS 48 paragraph 8).

The amount of future returns can be reasonably estimated. The following is considered in our estimate of the amount of future returns:

Return Policy

Based on the contractual terms in the contracts and purchase orders, we only allow wholesale distributors to return unused product stocks that are within six (6) months before and up to one (1) year after the product expiration date, for a credit at the then-current WAC. Due to the long product expiration dating of the product (described below in “Long Shelf Life”, wholesale distributors typically have 18 months to 42 months to sell the product before it is eligible for return.

Monitoring of Channel Quantities

We have effective controls to monitor the quantities of our Ranexa product at wholesalers and pharmacies. CV Therapeutics’s written agreements with McKesson Corporation, Cardinal Health, Inc. and AmerisourceBergen Corporation (collectively “the Big 3 wholesaler distributors”) have provisions that effectively limit the orders that can be made by wholesalers based on their supply levels of our products (i.e. approximately 4 weeks). Consistent with this contractual obligation, our Big 3 wholesaler distributors maintain an average of three (3) to four (4) weeks of inventory on hand based on the weekly inventory reports provided by the Big 3 wholesaler distributors. We regularly monitor channel quantities, by reviewing weekly channel supply data from the Big 3 wholesale distributors and by purchasing third party prescription data.

Based on our monitoring, for the last 20 months we consistently estimate seven (7) to nine (9) weeks of Ranexa product supply in the entire supply channel. The estimate of seven (7) to nine (9) weeks includes product supplies both at distributors and on pharmacy shelves. That is, based on actual historical sales trends, the entire channel supply would be prescribed to patients in seven (7) to nine (9) weeks. Since the channel supplies on hand at wholesaler distributor sites consist of relatively recent shipments with long product dating prior to expiration dates, the risk of expired product returns from distributors is minimal. Furthermore, the Big 3 wholesaler distributors typically segregate inventory which is identified as being held for return to the manufacturer. Based upon our review of the reports from the wholesaler distributors, we observed no inventory which is being held for return to us. We expect that future returns will most likely come from retailer sites, which may occasionally have a limited number of bottles that expire on the pharmacy shelves.

Return History

In the past seven quarters, we have had no product returns from our wholesaler distributors due to product expiration, and no product returns in violation of our contractual agreements. As Ranexa is a recently approved branded pharmaceutical product, we considered the return history for other products with similar characteristics and similar return policies. Benchmark candidates were selected for their similarity to Ranexa in characteristics such as product uniqueness (i.e. new molecular entities), product shelf life, dosage form, distribution targets, chronic usage and availability of generic equivalents. We have reviewed Form 10-K and Form 10-Q disclosures from a list of multiple benchmark products with drugs recently approved by FDA, including products and manufacturers such as Symlin (Amylin), Factive (Oscient), Viread (Gilead), Aceon (Solvay), Altace (King) and Lunesta (Separacor). The benchmark companies that we used were selected because they all had similar characteristics to Ranexa including the following: all were used to treat a chronic condition, all were available in an oral form, there was no generic equivalent available for any of them and they were all new molecular entity drug. The estimated average return reserve rates for our comparable benchmark products ranged from approximately one percent (1%) to six (6%) of gross product sales, with an average of 4.1%. Management discussed this estimate with the audit committee in advance of the product launch and we applied a return reserve rate of 4%, at the time of our launch of Ranexa in March 2006 through June 2007. Ranexa is a medication in pill form that is approved to treat a cardiovascular condition (chronic angina). As a medication for a chronic condition, the patients typically take a regular daily dose and stay on the medication for an extended treatment period. From the time since launch, we observed stable growth in patient usage of Ranexa and stable product supplies and turnover at our wholesaler distributors. Based upon our cumulative experience, we recorded a change in this estimate in the quarter ended September 30, 2007, as disclosed in our Quarterly Report on Form 10-Q.

During our initial launch of the product in March 2006, we offered six (6) month product return privileges which are customary during product launch, on product sales to wholesaler distributors. As a result of these launch-related return privileges, we deferred recognition of Ranexa revenue on these shipments until the product launch return privileges expired in the third quarter of 2006. The deferred revenue recognized in the third quarter of 2006 was adjusted for launch products which were returned. We have not offered extended product return privileges on any sales since March 2006.

Long Shelf Life

Ranexa has a relatively long shelf life compared to the benchmark companies that are referenced above (which ranged from 15 – 36 months shelf life, and averaged 22 months). The 500 mg dosage form of Ranexa currently has a shelf life of 48 months from the date of tablet manufacture, although some of our previously manufactured Ranexa 500 mg tablets have a shelf life of 36 months from the date of tablet manufacture. The average shelf life for the 500 mg dosage form of Ranexa at date of shipment is approximately 30 months. The 1000 mg dosage form of Ranexa, which was launched in August 2007, currently has a shelf life of 24 months from the date of tablet manufacture. The average shelf life for the 1000 mg dosage form of Ranexa at date of shipment is approximately 16 months. These relatively long product-dating periods reduce the exposure for returns since there is longer period in which it can be sold for use by patients.

Based on the fact that we have had no product returns to date after the initial Ranexa launch period (where we offered special return privileges), we have controls to monitor and maintain commercially appropriate channel levels, and the Ranexa product has a long shelf life, we believe that returns for our Ranexa product can be reasonably estimated at the time of sale.

The following is our assessment of the factors, which may impair the ability to make a reasonable estimate of returns for our Ranexa product, from SFAS 48 paragraph 8:

a) The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

To CV Therapeutics’s knowledge, there are no products with a similar mechanism of action or pharmacologic profile to our Ranexa product that are in development or available on the market. Therefore, we believe our product sales over the short and intermediate term are minimally susceptible to significant unexpected external factors, such as obsolescence or changes in demand. With respect to overall product market potential, potential patient populations in cardiovascular disease (and the resultant overall demand patterns for available treatments) do not change meaningfully over short time periods. In the case of new competitive entrants that potentially have an impact on market penetration and/or demand for any product or product candidate of CV Therapeutics, the clinical development process and the resulting FDA approval process, which must be adhered to by all market entrants, are lengthy processes for which significant amounts of data and information on product candidates and approved products are publicly available. Accordingly, we believe we have significant visibility to new and potential market entrants and their potential impact on the demand for our products. As part of our periodic evaluation of our Ranexa product returns estimates, we consider expected changes in the marketplace, and plan to make changes to our estimates over time as appropriate.

Ranexa is a branded pharmaceutical product that is a new molecular entity. Ranexa has five (5) years of market exclusivity under the Food, Drug and Cosmetic Act as a new chemical entity approved by the FDA, and has multiple Orange Book listed patents that do not expire until 2019, which we believe should inhibit generic entry.

b) Relatively long periods in which a particular product may be returned

The return period for Ranexa extends to one (1) year after the tablet expiration date, which may be as much as five (5) years from the date of sale. We believe the risk of potential Ranexa product returns is substantially mitigated by the relatively low and consistent channel quantities, as described above, and our understanding of the physical flow of channel levels at wholesaler distributors and product outlets such as retail pharmacies.

As noted above, the 500 mg dosage form of Ranexa currently has a shelf life of 48 months from the date of tablet manufacture. The product’s relatively long product-dating periods reduce the exposure for returns since there is longer period in which it can be sold for use by patients. Based on the long shelf life of the product, our regular monitoring of channel levels and our agreements with significant customers to maintain reasonable channel levels, we believe we can reasonably estimate Ranexa product returns due to product expiration.

c) Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers

CV Therapeutics respectfully advises the Staff that we have addressed the most significant factors that affect our ability to estimate our product returns in the absence of historical experience, in our response related to SFAS 48 paragraph 6(f) above.

d) Absence of a large volume of relatively homogeneous transactions

Our Ranexa product is a drug in an oral dosage form of tablet, which is packaged with the regulatory approved National Drug Code (“NDC”) number for each dosage, and sold in large volumes of homogeneous transactions.

The following is our assessment of the factors, which may impair the ability to make a reasonable estimate of returns of our Ranexa product, from SAB Topic No. 13(A)(4)(b):

(1) Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”),

Inventory purchase and stocking levels held by the Big 3 wholesaler distributors of our Ranexa product are substantially subject to contractually defined channel level management programs. These programs were created to align purchases with underlying demand for our product and to maintain inventories within specified levels to prevent customers from “stockpiling” or “forward buying” our product in anticipation of events such as a price increase. Because our Ranexa product is a pill for a chronic cardiovascular condition, it is also important for our patients that we maintain an appropriate minimum available supply of our product. As noted above, post-product launch, the channel level for our Ranexa product, which includes inventory at both wholesalers and retailer sites, has been consistently at seven (7) to nine (9) weeks to date.

(2) lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users,

We review channel level data available to us through the agreements with the Big 3 wholesaler distributors to assist us in monitoring channel levels. In addition, we purchase third party data to monitor end user prescription trends (usage) and consider this data, to the extent that it is relevant, in our periodic processes to determine sales allowances.

(3) expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products,

We believe our Ranexa product sales over the short term are minimally susceptible to significant unexpected external factors, such as obsolescence or changes in demand, for the reasons stated above. To CV Therapeutics’s knowledge, there are no products with a similar mechanism of action or pharmacologic profile in development or available on the market. We plan to continue to review potential changes in the market for our product, as well as expected damage and wastage rates.

(4) the significance of a particular distributor to the registrant’s (or a reporting segment’s) business, sales and marketing,

We sell our product to wholesaler distributors including the nationally recognized Big 3 wholesaler distributors, as well as other HDMA-approved wholesaler distributors. To date, the number of distributors has not been a significant factor in our ability to estimate returns.

(5) the newness of a product,

We have considered this factor, as indicated in our response above regarding SFAS 48 paragraph 6(f).

(6) the introduction of competitors’ products with superior technology or greater expected market acceptance, and

We believe our Ranexa product sales over the short-term are minimally susceptible to significant unexpected external factors, such as obsolescence or changes in demand, for reasons stated above related to SFAS 48 paragraph 8(a).

(7) other factors that affect market demand and changing trends in that demand for the registrant’s products.

We have addressed the most significant factors that affect our estimate of returns in our response to factors (1) through (6) above.

We assessed the degree of precision of this estimate as compared to our reported net product sales as well as compared to our total assets, total operating expenditures, and cash used in operating activities. We supplementally advise the Staff that our total assets as of December 31, 2006 were approximately $421 million, and our total operating expenditures were approximately $315 million and our total cash used in operating activities was approximately $271 million for the year ended December 31, 2006. Our reported net product sales for the year ended December 31, 2006 was approximately $18 million. As disclosed in our risk factors, the revenues that we expect to recognize for the foreseeable future relating to Ranexa may not be sufficient for us to achieve or sustain profitability or maintain operations at our current levels or at all. While we believe that our reported net revenue figure is very important to investors, we also believe that the precision of any estimate used in the preparation of financial statements needs to be evaluated in the context the materiality of the overall financial statement presentation.

3.	In your table summarizing revenue allowance activity please separately disclose the changes in estimates related to revenue recognition in 2006.

CV Therapeutics respectfully advises the Staff that there were no changes in estimates related to revenue recognition in 2006. In our Annual Report on Form 10-K, we expect to disclose the following revenue allowance activity for 2006:

	Cash Discounts	Product Returns(2)	Contract Sales Discounts(1)	Total
Balance at December 31, 2005	$—	$—	$—	$—
Revenue allowances:
Current period	(459)	(894)	(2,551)	(3,904)
Payments and credits	343		1,233	1,576
Adjustments	—	—	—	—

Balance at December 31, 2006	$(116)	$(894)	$(1,318)	$(2,328)

Revenue allowances:
Current period	(1,077)	(1,751)	(6,392)	(9,220)
Payments and credits	1,007		3,940	4,947
Adjustments relating to 2006	—	433	—	1,094
Adjustments relating to current period	—	661	—	—

Balance at September 30, 2007	$(186)	$(1,551)	$(3,770)	$(5,507)

(1)	Includes certain customary launch related discounts, distributor discounts, Medicaid rebates, managed care rebates and chargebacks

(2)	Reserve for return of expired products

(3)	Adjustment represents a reduction in estimate of future product returns

In addition at the Staff’s request, CV Therapeutics acknowledges that:

•	CV Therapeutics is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CV Therapeutics may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 384-8509 or our General Counsel, Tricia Borga Suvari, Esq., at (650) 384-8611.

Sincerely,

/s/ Daniel K. Spiegelman
Daniel K. Spiegelman
Senior Vice President and Chief Financial Officer

cc:	Tricia Borga Suvari, Esq.